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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 COMSHARE, INC.
                                 --------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    205912108
                                    ---------
                                 (CUSIP Number)

                                  Ciaran Murray
                             Chief Financial Officer
                              Codec Systems Limited
                            Hyde House, Adelaide Road
                                Dublin 2, Ireland
                                011-353-1-6034300

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 31, 2002
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|
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---------------------------                          ---------------------------
CUSIP NO. 205912108                    13D                     PAGE 2 of 7 PAGES
---------------------------                          ---------------------------


--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSON

            Codec Systems Limited                     I.R.S. I.D. # [ ]
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS            WC
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Ireland
--------------------------------------------------------------------------------
NUMBER OF               7.  SOLE VOTING POWER
SHARES                                  1,441,882
                              --------------------------------------------------
BENEFICIALLY            8.  SHARED VOTING POWER
OWNED BY                                   0
                              --------------------------------------------------
EACH PERSON             9.  SOLE DISPOSITIVE POWER
WITH                                    1,441,882
                              --------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
      11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON
            1,441,882
--------------------------------------------------------------------------------
      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       14%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                                       CO
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---------------------------                          ---------------------------
CUSIP NO. 205912108                    13D                     PAGE 3 of 7 PAGES
---------------------------                          ---------------------------


--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSON

            Anthony Stafford                          I.R.S. I.D. # [ ]
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS               OO
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Ireland
--------------------------------------------------------------------------------
NUMBER OF               7.  SOLE VOTING POWER
SHARES                                  1,441,882
                              --------------------------------------------------
BENEFICIALLY            8.  SHARED VOTING POWER
OWNED BY                                   0
                              --------------------------------------------------
EACH PERSON             9.  SOLE DISPOSITIVE POWER
WITH                                    1,441,882
                              --------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
      11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON
            1,441,882
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  |_|
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      14%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                                       IN
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---------------------------                          ---------------------------
CUSIP NO. 205912108                    13D                     PAGE 4 of 7 PAGES
---------------------------                          ---------------------------


      This statement constitutes Amendment No. 6 to the Schedule 13D (the "Schedule 13D"), dated May 2, 2001, regarding the common stock (the "Shares"), of Comshare, Inc., a Michigan corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

      This statement is being filed by Codec Systems Limited ("Codec"), a corporation organized under the laws of Ireland, and by Anthony Stafford (collectively, the "Filing Parties"), in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It refers only to information that has materially changed since the filing of Amendment No. 5 to the Schedule 13D on February 11, 2002.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Codec has acquired 1,441,882 Shares (as reported in Item 5) in the open market at a total cost of approximately $ 4,375,905. The source of funds for these purchases was working capital of Codec.

Item 4.    PURPOSE OF TRANSACTION.

      The primary purpose of the acquisition of the Shares by the Filing Parties is as a strategic financial investment to provide capital appreciation, to enhance Codec's existing relationship with the Issuer, to assist in the revitalization of the Issuer and to influence the Board of Directors and the management of the Issuer.

      Depending upon Codec's future strategic initiatives in its markets and upon the Issuer's prospects and future developments, Codec may from time to time purchase or sell Shares to increase or decrease its holding in the Issuer. Any additional purchases and sales may be in the open market or privately negotiated transactions or otherwise.

      In addition, through its equity holdings and its existing business relationship with the Issuer as a distributor, Codec has from time to time held discussions with the Issuer's management and with other significant shareholders on the Issuer's future strategy and direction, management, business, operations, financial condition and other developments, and the Filing Parties intend to engage in such discussions in the future. The Filing Parties may take a position with respect to potential changes in the operations, policies, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the
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CUSIP NO. 205912108                    13D                     PAGE 5 of 7 PAGES
---------------------------                          ---------------------------


company or acquiring another company or business and changing operational or marketing strategies.

      The directors of Codec intend to seek to meet with the Board of Directors of the Issuer in order to discuss significant representation on the Issuer's Board of Directors with a view to instigating change in order to enhance shareholder value.

      The Filing Parties could, and expressly reserve the right to, modify their plans with respect to the Issuer.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Codec is the beneficial owner of 1,441,882 Shares, or approximately 14% of the 10,279,931 Shares outstanding as of April 30, 2002 (the "Outstanding Shares"), according to information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. By virtue of his ownership of approximately 90% of the issued and outstanding voting stock of Codec, Anthony Stafford may be deemed to beneficially own the Shares held by Codec. Anthony Stafford disclaims such beneficial ownership.

(b) Codec has the sole power to vote and to dispose of the Shares beneficially held by it described in (a) above. Anthony Stafford may be deemed to have the same power by virtue of his ownership of approximately 90% of the issued and outstanding voting stock of Codec.

(c) The table below sets forth purchases of the Shares by the Filing Parties during the last 60 days. All of such purchases were effected by Codec on the NASDAQ National Market:


                                                    Approximate Price
            DATE            AMOUNT OF SHARES          PER SHARE ($)
            -----           ----------------          -------------
           4/26/01               12,300                     2.26

            5/9/02               13,500                     2.38

           5/10/02               13,000                     2.37

           5/13/02               25,400                     2.33

           5/14/02                2,000                     2.36
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CUSIP NO. 205912108                    13D                     PAGE 6 of 7 PAGES
---------------------------                          ---------------------------


           5/16/02               11,500                     2.36

           5/17/02                5,900                     2.36

           5/20/02                1,082                     2.37


           5/28/02               11,800                     2.58

           5/31/02               30,000                     2.63


      To the knowledge of the Filing Parties, none of the persons named in
Schedule I has purchased or sold any Shares during the last 60 days.

(d) No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Parties.

(e)   Not applicable.
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CUSIP NO. 205912108                    13D                     PAGE 7 of 7 PAGES
---------------------------                          ---------------------------


                                    SIGNATURE


      Each of the following certifies that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of its knowledge and belief.


                                          CODEC SYSTEMS LIMITED


                                          By: /s/ CIARAN MURRAY
                                              ---------------------------------
                                              Name: Ciaran Murray
                                              Title: Chief Financial Officer



                                          /s/ ANTHONY STAFFORD
                                          -------------------------------------
                                              Anthony Stafford
Dated: May 31 , 2002